UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

INverso Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

Not Available

(CUSIP Number)

Randall S Goulding, The Nutmeg Group, 3346 Commercial Avenue, Northbrook, IL 60062

((Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications))

September 22, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. n/a 13D
1.	Name of Reporting Person: Nutmeg MiniFund, L.L.L.P.		I.R.S. Identification Nos. of above persons (entities only): 20-2129363

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: 115,000

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 115,000

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.85%

12.	Type of Reporting Person: OO

CUSIP No. n/a 13D
1.	Name of Reporting Person: Nutmeg MiniFund II, L.L.L.P.		I.R.S. Identification Nos. of above persons (entities only): 20-2898506

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: 115,000

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 115,000

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.85%

12.	Type of Reporting Person: OO

CUSIP No. n/a 13D
1.	Name of Reporting Person: Nutmeg Lightning Fund I, L.L.L.P.		I.R.S. Identification Nos. of above persons (entities only): 20-3342244

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: 115,000

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 115,000

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.85%

12.	Type of Reporting Person: OO

CUSIP No. n/a 13D
1.	Name of Reporting Person: Nutmeg/MichaelFund, L.P.		I.R.S. Identification Nos. of above persons (entities only): 20-4308873

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: 201,250

		6.	Shared Voting Power:-0-

		7.	Sole Dispositive Power: 201,250

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 201,250

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.49%

12.	Type of Reporting Person: OO

CUSIP No. n/a 13D
1.	Name of Reporting Person: Nutmeg October 2005, L.L.L.P.		I.R.S. Identification Nos. of above persons (entities only): 20-3705094

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: 115,000

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 115,000

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.85%

12.	Type of Reporting Person: OO

CUSIP No. n/a 13D
1.	Name of Reporting Person: Randall S. Goulding		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: 661,250

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 661,250

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 661,250

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.90%

12.	Type of Reporting Person: IN*

*The Reporting Person disclaims all beneficial ownership of these shares, and in any case, disclaims beneficial ownership of these shares except to the extent of the Reporting Person's pecuniary interest in the shares.

Item 1.

The name of the issuer is Inverso Corp. The issuer's principal executive offices are located at 3346 Commercial Avenue, Northbrook, IL 60062.

Item 2.

Nutmeg MiniFund, L.L.L.P.

(a) Nutmeg MiniFund, L.L.L.P. ;

(b) Business address: 3346 Commercial Avenue, Northbrook, IL 60062

(c) Investments; same address as in (b)

(d) During the last five years, this person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e) During the last five years, such person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

Nutmeg MiniFund II, L.L.L.P.

(a) Nutmeg MiniFund II, L.L.L.P. ;

(b) Business address: 3346 Commercial Avenue, Northbrook, IL 60062

(c) Investments; same address as in (b)

(d) During the last five years, this person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e) During the last five years, such person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

Nutmeg Lightning Fund I, L.L.L.P.

(a) Nutmeg Lightning Fund I, L.L.L.P. ;

(b) Business address: 3346 Commercial Avenue, Northbrook, IL 60062

(c) Investments; same address as in (b)

(d) During the last five years, this person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e) During the last five years, such person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

Nutmeg October 2005, L.L.L.P.

(a) Nutmeg October 2005, L.L.L.P. ;

(b) Business address: 3346 Commercial Avenue, Northbrook, IL 60062

(c) Investments; same address as in (b)

(d) During the last five years, this person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e) During the last five years, such person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

Nutmeg/MichaelFund, L.P.

(a) Nutmeg/MichaelFund, L.P. ;

(b) Business address: 3346 Commercial Avenue, Northbrook, IL 60062

(c) Investments; same address as in (b)

(d) During the last five years, this person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e) During the last five years, such person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

Item 2. (continued)

Randall Goulding

(a) Randall Goulding;

(b) Business address: 3346 Commercial Avenue, Northbrook, IL 60062

(c) Attorney; same address as in (b)

(d) During the last five years, this person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e) During the last five years, such person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f) Citizenship: U.S.A.

Item 3. Source and Amount of Funds or Other Consideration

The amount of funds used to consummate the acquisition of shares of INverso Corp., including legal fees, was approximately $38,000. These funds were paid out of personal funds of Mr. Randall S. Goulding.

Item 4. Purpose of the Transaction.

The Reporting Persons acquired the shares of INverso Corp in through a 'reverse merger' between INverso Corp and Hydrogenesis, Inc. Details of this transaction have been described in filings on form 8-K previously filed with the Commission. It is anticipated that Inverso Corp will issue additional securities or effectuate similar transactions in the near future to raise working capital, and the Reporting Persons may participate in such transactions. Such transaction may take any of the forms described in paragraphs (a) through (j). although the exact form is not known at this time.

Item 5. Interest in Securities of the Issuer

(a)	661,250 shares representing 4.90% of the outstanding securities of INverso Corp.
(b)

Nutmeg MiniFund, L.L.L.P. 0.85% 115,000 shares

Nutmeg MiniFund II, L.L.L.P. 0.85% 115,000 shares

Nutmeg Lightning Fund I, L.L.L.P. 0.85% 115,000 shares

Nutmeg October 2005, L.L.L.P. 0.85% 115,000 shares

Nutmeg/MichaelFund, L.P. 1.49% 201,250 shares

Randall Goulding beneficially owns 4.90%, or 661,250 shares, which are owned by the entities listed above.

(c)	The shares were acquired through the reverse merger of the issuer with Hydrogenesis, Inc.
(d)	None
(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Goulding is a director of the issuer.

Item 7. Material to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2006

Nutmeg MiniFund, L.L.L.P.
By: /s/ RANDALL S GOULDING Name: Randall S Goulding Title: Manager of General Partner

Date: October 13, 2006

Nutmeg MiniFund II, L.L.L.P.
By: /s/ RANDALL S GOULDING Name: Randall S Goulding Title: Manager of General Partner

Date: October 13, 2006

Nutmeg Lightning Fund I, L.L.L.P.
By: /s/ RANDALL S GOULDING Name: Randall S Goulding Title: Manager of General Partner

Date: October 13, 2006

Nutmeg October 2005, L.L.L.P.
By: /s/ RANDALL S GOULDING Name: Randall S Goulding Title: Manager of General Partner

Date: October 13, 2006

Nutmeg/MichaelFund, L.P.
By: /s/ RANDALL S GOULDING Name: Randall S Goulding Title: Manager of General Partner

Date: October 13, 2006

Randall Goulding
/s/ RANDALL S GOULDING Name: Randall S Goulding Individually